

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Michael Baron
Chief Executive Officer
Las Vegas Railway Express, Inc.
6650 Via Austin Parkway, Suite 170
Las Vegas, NV 89119

      Re: **Las Vegas Railway Express, Inc.**
                Form 10-Q for Fiscal Quarter Ended
                December 31, 2010
                File No. 333-144973

Dear Mr. Baron:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      John P. Nolan
      Senior Assistant Chief Accountant